

November 15, 2013

Via E-mail
Joseph N. Fasciglione
Interim Chief Executive Officer
BeesFree, Inc.
2101 Vista Parkway, Suite 122
West Palm Beach, Florida 33411

     Re: **BeesFree, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 29, 2013
              File No. 000-53212

Dear Mr. Fasciglione:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Results of Operations, page 8

Comparison of the Year ended December 31, 2012 and the Period from August 4, 2011 (inception) to December 31, 2011, page 8

1. We note your disclosure regarding your plan of operations during the next twelve months, as well as the fact that existing cash will sustain operations into the second quarter of 2013. If applicable, please also disclose any significant development milestones, the material costs associated with achieving those milestones and the sources of funds needed to cover those costs and expenses, or tell us why such disclosure is inappropriate.

Liquidity, Capital Resources and Going Concern Matters, page 10

2. We note that you have $43,000 in cash and cash equivalents and have secured proceeds from a convertible note of $210,000. We also note from page 7 that existing cash will sustain operations into the second quarter of 2013. Please revise your disclosure to describe the current and projected rate of negative cash flow per month that underlies your assessment.

Loss on Fair Value of Warrants, page 10

3. In the first sentence, we note that the net change in fair value of the warrants resulted in a net gain of approximately $67,000. However, the following section, Net Cash Used in Operating activities, and the financial statements reflect a $66,501 loss on the fair value change. Please revise for accuracy and consistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier at (202) 551-3485, Lilyanna Peyser at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director

cc: Mark F. Coldwell